SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

SCHEDULE 13G TO AMEND THE

SCHEDULE 13D FILED BY ABG II-SO LIMITED AND RELATED PARTIES ON JULY 10, 2017

SORRENTO THERAPEUTICS, INC.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

83587F202

(CUSIP Number)

February 13, 2019

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 83587F202

EXPLANATORY NOTE

This Schedule 13G is being filed as Amendment No. 2 to the Schedule 13D originally filed with the Securities and Exchange Commission (the “SEC”) on July 10, 2017 by ABG II-SO Limited and related parties, as subsequently amended on February 8, 2018.  This Schedule 13G is being filed in order to reflect that since the filing of the most recent amendment to the Schedule 13D, the reporting persons no longer hold the shares reported herein with control intent.

1)	Names of Reporting Persons. ABG II-SO Limited

2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒

3)	SEC Use Only

4)	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	(5) Sole Voting Power 0

(6) Shared Voting Power 460,588

(7) Sole Dispositive Power 0

(8) Shared Dispositive Power 460,588

9)	Aggregate Amount Beneficially Owned by Each Reporting Person 460,588

10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11)	Percent of Class Represented by Amount in Row 9 0.4%**

12)	Type of Reporting Person (See Instructions) CO

* Includes 460,588 shares of Common Stock held by ABG II-SO Limited.

** Based on 122,275,092 shares of Common Stock outstanding as of December 6, 2018, as reported on Sorrento Therapeutics, Inc.’s prospectus filed with the Securities and Exchange Commission on December 21, 2018, and assumes the exercise of the warrants to purchase 432,432 shares of Common Stock held by Ally Bridge LB Healthcare Master Fund Limited and the warrants to purchase 972,972 shares of Common Stock held by ABG SRNE Limited, all of which are exercisable within 60 days of this Schedule 13G (collectively, the “warrants”).

CUSIP No. 83587F202

1)	Names of Reporting Persons. Ally Bridge Group Capital Partners II, L.P.

2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒

3)	SEC Use Only

4)	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	(5) Sole Voting Power 0

(6) Shared Voting Power 460,588

(7) Sole Dispositive Power 0

(8) Shared Dispositive Power 460,588

9)	Aggregate Amount Beneficially Owned by Each Reporting Person 460,588

10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11)	Percent of Class Represented by Amount in Row 9 0.4%**

12)	Type of Reporting Person (See Instructions) PN

* Includes 460,588 shares of Common Stock held by ABG II-SO Limited.  Ally Bridge Group Capital Partners II, L.P. holds the sole voting share of ABG II-SO Limited.

** Based on 122,275,092 shares of Common Stock outstanding as of December 6, 2018, as reported on Sorrento Therapeutics, Inc.’s prospectus filed with the Securities and Exchange Commission on December 21, 2018, and assumes the exercise of the warrants.

CUSIP No. 83587F202

1)	Names of Reporting Persons. Ally Bridge LB Healthcare Master Fund Limited

2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒

3)	SEC Use Only

4)	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	(5) Sole Voting Power 0

(6) Shared Voting Power 1,760,961*

(7) Sole Dispositive Power 0

(8) Shared Dispositive Power 1,760,961*

9)	Aggregate Amount Beneficially Owned by Each Reporting Person 1,760,961*

10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11)	Percent of Class Represented by Amount in Row 9 1.4%**

12)	Type of Reporting Person (See Instructions) CO

* Includes 1,328,529 shares of Common Stock and warrants to purchase 432,432 shares of Common Stock held by Ally Bridge LB Healthcare Master Fund Limited.

** Based on 122,275,092 shares of Common Stock outstanding as of December 6, 2018, as reported on Sorrento Therapeutics, Inc.’s prospectus filed with the Securities and Exchange Commission on December 21, 2018, and assumes the exercise of the warrants.

CUSIP No. 83587F202

1)	Names of Reporting Persons. Ally Bridge LB Management Limited

2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒

3)	SEC Use Only

4)	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	(5) Sole Voting Power 0

(6) Shared Voting Power 1,760,961*

(7) Sole Dispositive Power 0

(8) Shared Dispositive Power 1,760,961*

9)	Aggregate Amount Beneficially Owned by Each Reporting Person 1,760,961*

10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11)	Percent of Class Represented by Amount in Row 9 1.4%**

12)	Type of Reporting Person (See Instructions) CO

* Includes 1,328,529 shares of Common Stock and warrants to purchase 432,432 shares of Common Stock held by Ally Bridge LB Healthcare Master Fund Limited.  Ally Bridge LB Management Limited is the manager of Ally Bridge LB Healthcare Master Fund Limited.

** Based on 122,275,092 shares of Common Stock outstanding as of December 6, 2018, as reported on Sorrento Therapeutics, Inc.’s prospectus filed with the Securities and Exchange Commission on December 21, 2018, and assumes the exercise of the warrants.

CUSIP No. 83587F202

1)	Names of Reporting Persons. Li Bin

2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒

3)	SEC Use Only

4)	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	(5) Sole Voting Power 0

(6) Shared Voting Power 1,760,961*

(7) Sole Dispositive Power 0

(8) Shared Dispositive Power 1,760,961*

9)	Aggregate Amount Beneficially Owned by Each Reporting Person 1,760,961*

10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11)	Percent of Class Represented by Amount in Row 9 1.4%**

12)	Type of Reporting Person (See Instructions) IN

* Includes 1,328,529 shares of Common Stock and warrants to purchase 432,432 shares of Common Stock held by Ally Bridge LB Healthcare Master Fund Limited. Ally Bridge LB Management Limited is the manager of Ally Bridge LB Healthcare Master Fund Limited. Mr. LI Bin is a shareholder and director of Ally Bridge LB Management Limited. Mr. LI Bin may be deemed to have voting control and investment discretion over the securities held by Ally Bridge LB Healthcare Master Fund Limited.

** Based on 122,275,092 shares of Common Stock outstanding as of December 6, 2018, as reported on Sorrento Therapeutics, Inc.’s prospectus filed with the Securities and Exchange Commission on December 21, 2018, and assumes the exercise of the warrants.

CUSIP No. 83587F202

1)	Names of Reporting Persons. ABG SRNE Limited

2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒

3)	SEC Use Only

4)	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	(5) Sole Voting Power 0

(6) Shared Voting Power 4,014,731*

(7) Sole Dispositive Power 0

(8) Shared Dispositive Power 4,014,731*

9)	Aggregate Amount Beneficially Owned by Each Reporting Person 4,014,731*

10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11)	Percent of Class Represented by Amount in Row 9 3.2%**

12)	Type of Reporting Person (See Instructions) CO

* Includes 3,041,759 shares of Common Stock and warrants to purchase 972,972 shares of Common Stock held by ABG SRNE Limited.

** Based on 122,275,092 shares of Common Stock outstanding as of December 6, 2018, as reported on Sorrento Therapeutics, Inc.’s prospectus filed with the Securities and Exchange Commission on December 21, 2018, and assumes the exercise of the warrants.

CUSIP No. 83587F202

1)	Names of Reporting Persons. ABG Innovation-SO Limited

2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒

3)	SEC Use Only

4)	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	(5) Sole Voting Power 0

(6) Shared Voting Power 1,408,027*

(7) Sole Dispositive Power 0

(8) Shared Dispositive Power 1,408,027*

9)	Aggregate Amount Beneficially Owned by Each Reporting Person 1,408,027*

10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11)	Percent of Class Represented by Amount in Row 9 1.1%**

12)	Type of Reporting Person (See Instructions) CO

* Includes 1,408,027 shares of Common Stock held by ABG Innovation-SO Limited.

** Based on 122,275,092 shares of Common Stock outstanding as of December 6, 2018, as reported on Sorrento Therapeutics, Inc.’s prospectus filed with the Securities and Exchange Commission on December 21, 2018, and assumes the exercise of the warrants.

CUSIP No. 83587F202

1)	Names of Reporting Persons. Ally Bridge Group Innovation Capital Partners III, L.P.

2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒

3)	SEC Use Only

4)	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	(5) Sole Voting Power 0

(6) Shared Voting Power 5,422,758*

(7) Sole Dispositive Power 0

(8) Shared Dispositive Power 5,422,758*

9)	Aggregate Amount Beneficially Owned by Each Reporting Person 5,422,758*

10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11)	Percent of Class Represented by Amount in Row 9 4.4%**

12)	Type of Reporting Person (See Instructions) PN

* Includes 3,041,759 shares of Common Stock and warrants to purchase 972,972 shares of Common Stock held by ABG SRNE Limited and 1,408,027 shares of Common Stock held by ABG Innovation-SO Limited.  Ally Bridge Group Innovation Capital Partners III, L.P. is the owner of the sole voting shares of ABG SRNE Limited and ABG Innovation-SO Limited.

** Based on 122,275,092 shares of Common Stock outstanding as of December 6, 2018, as reported on Sorrento Therapeutics, Inc.’s prospectus filed with the Securities and Exchange Commission on December 21, 2018, and assumes the exercise of the warrants.

CUSIP No. 83587F202

1)	Names of Reporting Persons. ABG Management Ltd.

2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒

3)	SEC Use Only

4)	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	(5) Sole Voting Power 0

(6) Shared Voting Power 5,883,346

(7) Sole Dispositive Power 0

(8) Shared Dispositive Power 5,883,346

9)	Aggregate Amount Beneficially Owned by Each Reporting Person 5,883,346

10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11)	Percent of Class Represented by Amount in Row 9 4.8%**

12)	Type of Reporting Person (See Instructions) CO

* Includes 3,041,759 shares of Common Stock and warrants to purchase 972,972 shares of Common Stock held by ABG SRNE Limited, 1,408,027 shares of Common Stock held by ABG Innovation-SO Limited, and 460,588 shares of Common Stock held by ABG II-SO Limited. Ally Bridge Group Innovation Capital Partners III, L.P. is the owner of the sole voting shares of ABG SRNE Limited and ABG Innovation-SO Limited. Ally Bridge Group Capital Partners II, L.P. holds the sole voting share of ABG II-SO Limited. ABG Management Ltd. is the manager of Ally Bridge Group Innovation Capital Partners III, L.P. and Ally Bridge Group Capital Partners II, L.P.

** Based on 122,275,092 shares of Common Stock outstanding as of December 6, 2018, as reported on Sorrento Therapeutics, Inc.’s prospectus filed with the Securities and Exchange Commission on December 21, 2018, and assumes the exercise of the warrants.

CUSIP No. 83587F202

1)	Names of Reporting Persons. Yu Fan

2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒

3)	SEC Use Only

4)	Citizenship or Place of Organization Hong Kong

Number of Shares Beneficially Owned by Each Reporting Person With	(5) Sole Voting Power 0

(6) Shared Voting Power 7,644,307

(7) Sole Dispositive Power 0

(8) Shared Dispositive Power 7,644,307

9)	Aggregate Amount Beneficially Owned by Each Reporting Person 7,644,307

10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11)	Percent of Class Represented by Amount in Row 9 6.2%**

12)	Type of Reporting Person (See Instructions) IN

* Includes 3,041,759 shares of Common Stock and warrants to purchase 972,972 shares of Common Stock held by ABG SRNE Limited, 1,408,027 shares of Common Stock held by ABG Innovation-SO Limited, 460,588 shares of Common Stock held by ABG II-SO Limited, and 1,328,529 shares of Common Stock and warrants to purchase 432,432 shares of Common Stock held by Ally Bridge LB Healthcare Master Fund Limited. Ally Bridge Group Innovation Capital Partners III, L.P. is the owner of the sole voting shares of ABG SRNE Limited and ABG Innovation-SO Limited. Ally Bridge Group Capital Partners II, L.P. holds the sole voting share of ABG II-SO Limited. ABG Management Ltd. is the manager of Ally Bridge Group Innovation Capital Partners III, L.P. and Ally Bridge Group Capital Partners II, L.P. Ally Bridge LB Management Limited is the manager of Ally Bridge LB Healthcare Master Fund Limited. Mr. YU Fan is the sole shareholder and director of ABG Management Ltd. and a shareholder and director of Ally Bridge LB Management Limited. Mr. YU Fan may be deemed to have voting control and investment discretion over the securities held by ABG SRNE Limited, ABG Innovation-SO Limited, ABG II-SO Limited and Ally Bridge LB Healthcare Master Fund Limited.

** Based on 122,275,092 shares of Common Stock outstanding as of December 6, 2018, as reported on Sorrento Therapeutics, Inc.’s prospectus filed with the Securities and Exchange Commission on December 21, 2018, and assumes the exercise of the warrants.

Item 1(a)	Name of Issuer: Sorrento Therapeutics, Inc.
Item 1(b)	Address of Issuer’s Principal Executive Offices: 9380 Judicial Drive, San Diego, CA 92121

Item 2(a)

Name of Person Filing:

This Schedule 13G is filed by (i) ABG II–SO Limited (“ABG II–SO”), a limited company incorporated under the laws of the British Virgin Islands, (ii) ABG Innovation-SO Limited (“ABG Innovation”), a limited company incorporated under the laws of the British Virgin Islands, (iii) Ally Bridge Group Capital Partners II, L.P., a limited partnership incorporated under the laws of the Cayman Islands, (iv) Ally Bridge LB Healthcare Master Fund Limited (“ABG LB”), a limited company incorporated under the laws of the Cayman Islands, (v) Ally Bridge LB Management Limited, a limited company incorporated under the laws of the Cayman Islands, (vi) ABG SRNE Limited (“ABG SRNE”), a limited company incorporated under the laws of the British Virgin Islands, (vii) Ally Bridge Group Innovation Capital Partners III, L.P., a limited company incorporated under the laws of the Cayman Islands, (viii) ABG Management Ltd., a limited partnership incorporated under the laws of the Cayman Islands, (ix) Mr. Fan Yu, a director of ABG LB and Ally Bridge LB Management Limited, and the sole shareholder and director of ABG Management Ltd., and (x) Mr. Bin Li, a director and executive officer of ABG LB and Ally Bridge LB Management Limited (ABG II–SO, ABG Innovation, Ally Bridge Group Capital Partners II, L.P., ABG LB, Ally Bridge LB Management Limited, ABG SRNE,  Ally Bridge Group Innovation Capital Partners III, L.P., ABG Management Ltd., Mr. Fan Yu and Mr. Bin Li collectively being referred to as the “Reporting Persons”).

ABG II-SO directly holds the 460,588 shares of Common Stock being reported in this Schedule 13G.  ABG II-SO Limited is a wholly-owned subsidiary of Ally Bridge Group Capital Partners II, L.P., ABG Management Ltd. is the manager of Ally Bridge Group Capital Partners II, L.P., and Mr. Fan Yu is the sole shareholder and director of ABG Management Ltd.

ABG Innovation directly holds the 1,408,027 shares of Common Stock being reported in this Schedule 13G.  Ally Bridge Group Innovation Capital Partners III, L.P. owns the sole voting share in ABG Innovation. ABG Management Ltd. is the manager of Ally Bridge Group Innovation Capital Partners III, L.P.

ABG LB directly holds the 1,328,529 shares of Common Stock and the warrants to purchase 432,432 shares of Common Stock being reported in this Schedule 13G.  Ally Bridge LB Management Limited controls ABG LB, and Mr. Bin Li and Mr. Fan Yu are the shareholders and directors of Ally Bridge LB Management Limited.

ABG SRNE directly holds the 3,041,759 shares of Common Stock and the warrants to purchase 972,972 shares of Common Stock being reported in this Schedule 13G.  Ally Bridge Group Innovation Capital Partners III, L.P. owns the sole voting share in ABG SRNE. ABG Management Ltd. is the manager of Ally Bridge Group Innovation Capital Partners III, L.P.

ABG Management Ltd., by virtue of it being the manager of Ally Bridge Group Capital Partners II, L.P. and Ally Bridge Group Innovation Capital Partners III, L.P., may be deemed to have voting control and investment discretion over the securities held by ABG II-SO, ABG Innovation and ABG SRNE.

Mr. Bin Li, by virtue of being a director and executive officer of ABG LB, and a director and shareholder of Ally Bridge LB Management Limited, may be deemed to have voting control and investment discretion over the securities held by ABG LB.  Mr. Fan Yu, by virtue of being a director of ABG LB, a director and shareholder of Ally Bridge LB Management Limited, and the sole shareholder and director of ABG Management Ltd., may be deemed to have voting control and investment discretion over the securities held by ABG II-SO, ABG Innovation, ABG LB and ABG SRNE.

Item 2(b)

Address of Principal Business Office or, if none, Residence:

Address of the principal office or, if none, residence of each of ABG II-SO Limited, Ally Bridge Group Capital Partners II, L.P., ABG SRNE Limited, Ally Bridge Group Innovation Capital Partners III, L.P., ABG Management Ltd., ABG Innovation-SO Limited and Mr. YU Fan is c/o ABG Management Ltd., Unit 3002-3004, 30 Floor, Gloucester Tower, The Landmark, 15 Queen’s Road Central, Hong Kong.

Address of the principal office or, if none, residence of each of Ally Bridge LB Healthcare Master Fund Limited, Ally Bridge LB Management Limited and Mr. LI Bin is Unit 1602, 16/F, Wheelock House, Central, Hong Kong.

Item 2(c)	Citizenship: See responses to Item 4 on each cover page
Item 2(d)	Title of Class of Securities: Common Stock, $0.0001 par value
Item 2(e)	CUSIP Number: 83587F202

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);
(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with § 240.13d–1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d–1(b)(1)(ii)(J), please specify the type of institution:____________________________

Item 4.	Ownership
(a) Amount beneficially owned: See responses to Item 9 on each cover page
(b) Percent of class: See responses to Item 11 on each cover page
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote: See responses to Item 5 on each cover page
(ii) Shared power to vote or to direct the vote: See responses to Item 6 on each cover page
(iii) Sole power to dispose or to direct the disposition of: See responses to Item 7 on each cover page
(iv) Shared power to dispose or to direct the disposition of: See responses to Item 8 on each cover page

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
See responses to Item 2(a).

Item 8.	Identification and Classification of Members of the Group
Not applicable.

Item 9.	Notice of Dissolution of Group
Not applicable.

Item 10.	Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 13, 2019

ABG II-SO LIMITED

By:	/s/ YEH Shan Ju
Name: YEH Shan Ju
Title: Director

ALLY BRIDGE GROUP CAPITAL PARTNERS II, L.P.
acting by its manager ABG Management Ltd.

By:	/s/ YU Fan
Name: YU Fan
Title: Director

ALLY BRIDGE LB HEALTHCARE MASTER FUND LIMITED

By:	/s/ LI Bin
Name: LI Bin
Title: Director

ALLY BRIDGE LB MANAGEMENT LIMITED

By:	/s/ LI Bin
Name: LI Bin
Title: Director

Li Bin

/s/ LI Bin

ABG SRNE LIMITED

By:	/s/ YEH Shan Ju
Name: YEH Shan Ju
Title: Director

ABG Innovation-SO Limited

By:	/s/ YEH Shan Ju
Name: YEH Shan Ju
Title: Director

ALLY BRIDGE GROUP INNOVATION CAPITAL PARTNERS III, L.P.
acting by its manager ABG Management Ltd.

By:	/s/ YU Fan
Name: YU Fan
Title: Director

ABG MANAGEMENT LTD.

By:	/s/ YU Fan
Name: YU Fan
Title: Director

Yu Fan

/s/ YU Fan

EXHIBIT INDEX

Exhibit 99.1	Joint Filing Agreement*

* Previously Filed.